Moody National REIT II, Inc. SC 14D9

EXHIBIT(a)(1)

Moody National REIT II, Inc.

June 26, 2023

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Moody National REIT II, Inc. (the “Company”) to inform you that Comrit Investments 1, Limited Partnership, a Cayman Islands Exempted Limited Partnership (“Comrit”), an unaffiliated third party, has made an unsolicited tender offer to all of our stockholders (the “Offer”). You may have already received Comrit’s materials regarding the Offer. Pursuant to the terms of the Offer, Comrit is offering to purchase up to 700,000 outstanding shares of the Company’s common stock, comprised of up to 675,000 outstanding shares of the Company’s Class A common stock, par value $0.01 per share, and up to 25,000 outstanding shares of the Company’s Class T common stock, par value $0.01 per share (collectively, the “Shares”), each at a price of $10.86 per Share (the “Offer Price”).

After careful evaluation of the terms of the Offer, the Board has unanimously determined that the Offer is not in the best interests of the Company’s stockholders and recommends that the Company’s stockholders reject the Offer and do NOT tender their Shares for purchase by Comrit pursuant to the terms of the Offer.

If you wish to reject the Offer and retain your Shares, no action is necessary. SIMPLY DO NOT RESPOND TO ANY TENDER OFFER MATERIALS YOU SEE OR RECEIVE. If you have already agreed to tender your Shares pursuant to the Offer, you may withdraw your acceptance of the Offer by notifying Comrit at any time prior to the termination of the Offer, which does not expire until 11:59 PM, Eastern Time, on July 31, 2023 (unless extended in accordance with the terms of the Offer).

In evaluating the terms of the Offer, the Board has: (1) consulted with members of the Company’s management, Moody National Advisor II, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Offer; (3) considered other information relating to the Company’s business, financial condition and portfolio of assets; and (4) taken into account that Comrit is making the Offer for investment purposes with the intention of making a profit from any tendered Shares.

Why reject the Offer?

The following are the material factors considered by the Board in determining to recommend that stockholders reject the Offer:

1.	The Board believes that the Offer is an opportunistic attempt by Comrit to purchase Shares at a discounted price. The Offer Price is substantially (approximately 44%) less than the estimated net asset value per share of each class of the Company’s common stock as of December 31, 2022 of $19.45 (the “Estimated NAV per Share”), as disclosed in the Company’s Annual Report on Form 10-K (the “Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2023. the Estimated NAV per Share was based on the estimated value of the Company’s assets less the estimated value of the Company’s liabilities, divided by the number of shares of the Company’s common stock outstanding, all as of December 31, 2022. Even taking into account the inherent limitations on the Estimated NAV per Share (as discussed below), the Board believes that the Offer Price represents a substantial discount to the actual value of your Shares.

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The factors considered by the Board in determining the Estimated NAV per Share were based on a number of assumptions and estimates that may not be accurate or complete, and different parties using different assumptions or different estimates could derive a different Estimated NAV per Share. Further, the Estimated NAV per Share is as of December 31, 2022 and the Board has not made any adjustments to the Estimated NAV per Share to account for other transactions or events occurring subsequent to December 31, 2022. The value of the Shares will fluctuate over time in response to developments related to individual assets in the Company’s portfolio, the management of those assets, and in response to the real estate and capital markets, including, without limitation, in response to actual or perceived instability in the U.S. banking industry. As a result, the Board cautions stockholders not to place undue reliance on the Estimated NAV per Share in evaluating the fairness of the Offer Price. The Estimated NAV per Share as of December 31, 2022 does not represent as an accurate approximate value of a Share as of the date hereof or any subsequent date or the amount that stockholders would receive in the event of the Company’s liquidation. Please see Part II, Item 5 of the Annual Report for more information about the determination of the Estimated NAV per Share.

2.	Comrit is motivated by its own financial self-interest. Comrit states in the materials related to the Offer that the Offer is being made “for investment purposes and with the intention of making a profit from the ownership of the Shares” and admits that in establishing the Offer Price of $10.86 per Share, it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders.

3.	The Offer Price was not determined based upon any valuation of the Company or its assets or any other assessment of what would constitute an equitable price for tendered Shares. Comrit states in the materials related to the Offer that it has “not made an independent appraisal” of the Shares or the Company’s properties and that Comrit is “not qualified to appraise real estate.” Moreover, Comrit acknowledges that the Offer Price has not been the subject of any independent evaluation or fairness opinion, and Comrit has made no representation regarding the fairness of the Offer Price.

4.	There is no guarantee that the Offer can or will be completed as soon as Comrit contemplates in the Offer. The Offer does not initially expire until 11:59 PM, Eastern Time, on July 31, 2023, and this date may be extended by Comrit in its sole discretion, subject to compliance with applicable securities laws.

5.	Comrit expressly reserves the right to amend the terms of the Offer, including by decreasing the Offer Price or by changing the number of Shares being sought or the type of consideration, at any time before the Offer expires. Please note that if Comrit decreases the Offer Price and you already tendered your Shares, you would have to withdraw your tender prior to the expiration date of the Offer in order to avoid selling your Shares at the lower price.

6.	Pursuant to the terms of the Offer, stockholders who tender their Shares will assign their right to receive distributions that are paid after the Offer expires. As a result, stockholders who tender their Shares pursuant to the Offer will give up their rights to any distributions after July 31, 2023 (or such other date to which the Offer may be extended). Effective March 25, 2020, the Company indefinitely suspended the payment of distributions. However, the Board continues to evaluate the Company’s financial condition and the overall economic environment in order to determine an appropriate time for the reinstatement of the payment of distributions.

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7.	To the Company’s knowledge, none of the Company’s directors, executive officers or subsidiaries intends to sell (tender) their Shares to Comrit.

In summary, the Board believes the Offer represents an attempt by Comrit to acquire Shares at a relatively low price in order to profit upon a potential future liquidity event and, as a result, deprive the stockholders tendering their Shares of the potential opportunity to realize the full long-term value of their Shares.

The Board acknowledges that each stockholder must evaluate whether to tender such stockholder’s Shares in the Offer and that, because there is no established market for the Shares, a stockholder may determine to tender its Shares based on, among other considerations, such stockholder’s liquidity needs. In evaluating its liquidity needs, each stockholder should keep in mind that the Company’s share repurchase program has been indefinitely suspended since 2020. While the Company presently intends to resume the share repurchase program when the Board deems such resumption to be in the Company’s best interests, no assurances can be provided to stockholders as to when the share repurchase program will resume, if at all. Even after the share repurchase program resumes, it will be subject to significant limitations and may be further amended, suspended or terminated by the Board. Further, the Company’s charter does not require that the Company compete or pursue a liquidity event as of any specific date or within any specific time period and the Board can make makes no assurance regarding the timing of a liquidity event or the value of the Shares that may be realizable in connection therewith. Finally, the Board can make no assurances regarding the payment of any future distributions, which the Board indefinitely suspended in March 2020.

In evaluating the Offer, the Board strongly urges you to carefully consider all aspects of the Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should also carefully review all of the Offer documents sent to you by Comrit, as well as the Company’s annual and quarterly reports and other publicly available SEC filings, and consult with your own financial, tax and other advisors.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE OF YOUR SHARES AND ITS IMPACT ON YOUR PERSONAL SITUATION.

As required by SEC rules, the Company has filed a Schedule 14D-9 with the SEC providing additional detail regarding itself and its officers and directors and the Board’s recommendation in response to the Offer. The Schedule 14D-9 is available on the Company’s website at  www.moodynationalreit.com and the SEC’s website at www.sec.gov.

Any of Comrit’s materials related to the Offer that the Company is required by SEC rules to forward to you will be forwarded at Comrit’s expense.

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We appreciate your trust in the Company and thank you for your continued support. Should you have any questions or need further information about your options, please feel free to contact Investor Services at (888) 457-2358.

Sincerely,
/s/ Brett C. Moody
Brett C. Moody
President and Chief Executive Officer

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